1. Name and Address of Reporting Person
   Smith, Jr., Julious P.
   Williams, Mullen, Clark & Dobbins
   2 James Center, 1021 East Cary Street
   Richmond, VA 23219
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   5/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       05/16/2002 P             500         A      $38.8000   500              D
Common Stock                       04/01/2002 A <F1>        207.53      A      $31.3200                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       04/22/2002 A <F1>        67.8        A      $38.3500                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       05/06/2002 A <F1>        33.27       A      $39.0700                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       05/07/2002 A <F1>        66.74       A      $38.9600   1867.06          I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust
Common Stock                       05/16/2002 P             500         A      $38.7900   2500             I           Custodial/UGM
                                                                                                                       A/Trustee
Common Stock                       05/16/2002 P             288.36      A      $38.6800   416.36           I           By Spouse
Common Stock                       05/16/2002 P             115         A      $38.8000   210              I           Qualified
                                                                                                                       Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $19.875                                              05/02/2011 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $38.45   05/08/2002 A      V  10000       11/08/2002 05/08/2009 Common  10000    $0.0000    10000    D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
Directors' Deferred Plan purchases common stock of Company, which is held in trust under the terms of the Hilb, Rogal and Hamilton Amended and Restated Outside Directors Deferral Plan. Directors electing to receive 100% of compensation in common stock receive a 30% bonus grant of stock to encourage maximazation of at-risk compensation. Dividends are reinvested by the trustee. Deferred stock will be paid out in shares at the time selected by the director, either a lump sum or a series of distributions over a period of years.

SIGNATURE OF REPORTING PERSON
/s/ Julious P. Smith, Jr.

DATE
06/03/2002